AGREEMENT OF MERGER

This Agreement of Merger is entered into between Grant Bettingen, Inc., a California corporation (herein “Surviving Corporation”) and RFI Sub, Inc., a California corporation (herein “Merging Corporation”) as of the 2nd day of June, 2008.

1.	Merging Corporation shall be merged into Surviving Corporation.

2.	The outstanding shares of Merging Corporation shall be canceled without consideration.

3.

The outstanding shares of Surviving Corporation shall be converted into 1,200,000 shares of Rubicon Financial Incorporated, the Merging Corporation’s parent company, and the Surviving Corporation shall become a wholly owned subsidiary of Rubicon Financial Incorporated. The 1,200,000 shares shall be issued to Grant Bettingen Trustee of the Bettingen 1999 Trust U/D/T October 8, 1999, the current majority shareholder of the Surviving Corporation.

4.

Merging Corporation shall from time to time, as and when requested by Surviving Corporation, execute and deliver all such documents and instruments and take all such action necessary or desirable to evidence or carry out this merger.

5.	The effect of the merger and the effective date of the merger are as prescribed by law.

IN WITNESS WHEREOF the parties have executed this Agreement.

Grant Bettingen, Inc.

By: /s/ Grant Bettingen
Grant Bettingen, President and Secretary

RFI Sub, Inc.

By: /s/ Terence Davis
Terence Davis, President and Secretary